UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 26)

________________________

STRYKER CORPORATION

(Name of Issuer)

Common Stock, $.10 Par Value

(Title of Class of Securities)

863667 10 1

(CUSIP Number)

Check here if a fee is being paid with this statement:    [  ]

CUSIP No. 863667 10 1                         13G                                          Page 2 of 7 Pages

1.        Name of Reporting Person

S.S., or I.R.S. Identification of Above Person

Jon L. Stryker

2.        Check the Appropriate Box if a Member of a Group

N/A

3.        SEC Use Only

4.        Citizenship or Place of Organization

U.S.

5.        Sole Voting Power

7,460,769 Shares

6.        Shared Voting Power

78,805,359 Shares

7.        Sole Dispositive Power

7,460,769 Shares

8.        Shared Dispositive Power

78,805,359 Shares

9.        Aggregate Amount Beneficially Owned by Each Reporting Person

86,266,128 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

21.1%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                         13G                                          Page 3 of 7 Pages

1.        Name of Reporting Person

S.S., or I.R.S. Identification of Above Person

Pat Stryker

2.        Check the Appropriate Box if a Member of a Group

N/A

3.        SEC Use Only

4.        Citizenship or Place of Organization

U.S.

5.        Sole Voting Power

2,678,274 Shares

6.        Shared Voting Power

78,805,359 Shares

7.        Sole Dispositive Power

2,678,274 Shares

8.        Shared Dispositive Power

78,805,359 Shares

9.        Aggregate Amount Beneficially Owned by Each Reporting Person

81,483,633 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

20.0%

12.        Type of Reporting Person

IN

CUSIP No. 863667 10 1                         13G                                          Page 4 of 7 Pages

1.        Name of Reporting Person

S.S., or I.R.S. Identification of Above Person

Ronda E. Stryker

2.        Check the Appropriate Box if a Member of a Group

N/A

3.        SEC Use Only

4.        Citizenship or Place of Organization

U.S.

5.        Sole Voting Power

6,268,150 Shares

6.        Shared Voting Power

78,805,359 Shares

7.        Sole Dispositive Power

6,268,150 Shares

8.        Shared Dispositive Power

78,805,359 Shares

9.        Aggregate Amount Beneficially Owned by Each Reporting Person

85,073,509 Shares

10.        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

N/A

11.        Percent of Class Represented by Amount in Row 9

20.9%

12.        Type of Reporting Person

IN

Page 5 of 7 Pages

Item 1.

(a)        Name of Issuer:  Stryker Corporation

(b)        Address of Issuer's Principal Executive Offices:

2825 Airview Boulevard

Kalamazoo, MI  49002

Item 2.

(a)        Name of Persons Filing:

(b)        Addresses of Principal Business Office or, if none, Residence:

Jon L. Stryker

Greenleaf Trust

100 W. Michigan Avenue

Kalamazoo, MI  49007

Pat Stryker

            Bohemian Companies

            103 W. Mountain Avenue

            Ft. Collins, CO  80524

Ronda E. Stryker

Greenleaf Trust

100 W. Michigan Avenue

Kalamazoo, MI  49007

(c)        Citizenship:            U.S.

(d)        Title of Class of Securities:            Common Stock, $.10 Par Value

(e)        CUSIP Number:            863667 10 1

Item 3.  If this statement is filed pursuant to Rule 13d-1, or 13d-2(b or c), check whether the persons filing are:  N/A

Item 4.  Ownership

(a)        Amount Beneficially Owned:

                        At December 31, 2006 Jon L. Stryker, Pat Stryker and Ronda E. Stryker, as members of the Advisory Committee under the L. Lee Stryker Trust (the "Stryker Trust") executed September 10, 1974, beneficially owned 78,805,359 shares of Common Stock, $.10 par value (the "Common Stock"), of Stryker Corporation.

Page 6 of 7 Pages

The following table shows the beneficial ownership (other than indirect beneficial ownership through the Stryker Trust) of shares of Common Stock by the persons (other than the Stryker Trust) named in response to Item 2(a):

Name	Number of Shares
Jon L. Stryker	7,460,769
Pat Stryker	2,678,274
Ronda E. Stryker	6,268,150

(b)        Percent of Class:

The shares of Common Stock described in response to Item 4(a) amounted to 23.3% of the outstanding shares of Common Stock on December 31, 2006.

(c)        The following table sets forth, for each of the persons named in response to Item 2(a), the number of shares of Common Stock as to which such person has (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct to vote, (iii) sole power to dispose or to direct the disposition of or (iv) shared power to dispose or to direct the disposition of.

	Power to Vote or			Power to Dispose or to
	to Direct the Vote			Direct the Disposition of
Name	Sole	Shared		Sole	Shared
Jon L. Stryker	7,460,769	78,805,359	(1)	7,460,769	78,805,359	(1)
Pat Stryker	2,678,274	78,805,359	(1)	2,678,274	78,805,359	(1)
Ronda E. Stryker	6,268,150	78,805,359	(1)	6,268,150	78,805,359	(1)

(1)    Includes 78,805,359 shares of Common Stock owned by the Stryker Trust as to which such person, as a member of the Advisory Committee, may be deemed to share voting power and the power to direct the disposition.

Item 5.  Ownership of Five Percent or Less of a Class:

                                   N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

N/A

Page 7 of 7 Pages

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
by the Parent Holding Company:

N/A

Item 8.  Identification and Classification of Members of the Group:

N/A

Item 9.  Notice of Dissolution of Group:

N/A

Item 10.            Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I verify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2007                                /s/ JON L. STRYKER

Jon L. Stryker

Date:  February 12, 2007                                /s/ PAT STRYKER

Pat Stryker

Date:  February 12, 2007                                /s/ RONDA E. STRYKER

Ronda E. Stryker